May 20, 2013

Mr. Kevin Woody

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

RE:     The Macerich Company

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 22, 2013

File No. 001-12504

Dear Mr. Woody:

We are writing in response to your letter dated May 10, 2013, setting forth the additional comment of the staff (the “Staff”) of the Securities and Exchange Commission on the Annual Report on Form 10-K for the year ended December 31, 2012 of The Macerich Company (the “Company”).  For your convenience, your comment is restated in italics prior to the Company’s response to the comment below.

Form 10-K for the year ended December 31, 2012

Item 1.  Business, page 3

Lease Expirations, page 13

1.            We note your response to comment one from our letter dated April 4, 2013, particularly your discussion regarding disclosure of market rents. Please note that we are requesting disclosure focused on the spread between current rents and current market rents (i.e., not an estimate of future market rents). In future Exchange Act periodic reports, to the extent you have material lease expirations in the next year, please include disclosure regarding the relationship of rents on expiring leases to market rents. To the extent you do not track this information, please tell us that.

The Staff’s comment is noted and the Company believes that, in general, the most objective data to compare the relationships between rents on leases that will expire in the near term and rents on new leases is the change in rents for the Company’s own recent leases as compared to expiring leases.  The Company has historically disclosed the base rents for recent leases as compared to expiring leases in the Company’s Annual Report on Form 10-K.  Please see the disclosure starting on page 11 of the Company’s Form 10-K for the year ended December 31, 2012.  Additionally, the Company has historically included in its periodic reports disclosure on lease renewal trends.  Please see (i) page 52 of the Company’s Form 10-K for the year

Mr. Kevin Woody

Securities and Exchange Commission

May 20, 2013

ended December 31, 2012 and (ii) page 42 of the Company’s Form 10-Q for the quarter ended March 31, 2013.  The Company confirms that in all future periodic reports it will disclose the base rents for recent leases as compared to expiring leases.  The Company believes that generally rents on new and renewed leases (excluding leases with extension options) approximate market rents.  Also, to the extent the Company has material lease expirations, the Company confirms that it will include disclosure on lease renewal trends in its periodic reports.  Furthermore, for the reasons outlined in the Company’s letter dated May 2, 2013, the Company continues to believe that quantification of current market rental rates is not appropriate for inclusion in these filings.

If you have any questions, please feel free to contact me at (310) 899-6331.

Sincerely,

The Macerich Company

/s/ Thomas E. O’Hern
Thomas E. O’Hern
Senior Executive Vice President, Chief Financial
Officer and Treasurer